SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

SPORT SUPPLY GROUP, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

84916A104
(CUSIP Number)

Mark Gordon	O’Melveny & Myers LLP
Sage Parent Company, Inc.	Times Square Tower
c/o ONCAP Investment Partners II L.P.	7 Times Square
161 Bay Street, 48th Floor	New York, New York 10036
Toronto, Ontario M5J 2S1	Attention: Douglas Ryder and Paul Scrivano
(416) 214-4300	(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                         August 5, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84916A104                                                                                                     13D

1   NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SAGE PARENT COMPANY, INC.
       I.R.S. Tax I.D. No. 27-2106333

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                            (A) ☐
                                                        (B) ☒
3           SEC USE ONLY

4           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
BK, OO

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF                                             7           SOLE VOTING POWER
SHARES                                                           0
BENEFICIALLY                                        8           SHARED VOTING POWER
OWNED BY                                                     0
EACH REPORTING                                  9           SOLE DISPOSITIVE POWER
PERSON WITH                                                       0
10           SHARED DISPOSITIVE POWER
0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                        ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

14           TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
            CO

CUSIP No. 84916A104                                                                                                     13D

1   NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ONCAP INVESTMENT PARTNERS II L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                            (A) ☐
                                                        (B) ☒
3           SEC USE ONLY

4           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
BK, OO

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO, CANADA

NUMBER OF                                             7           SOLE VOTING POWER
SHARES                                                           0
BENEFICIALLY                                        8           SHARED VOTING POWER
OWNED BY                                                     0
EACH REPORTING                                  9           SOLE DISPOSITIVE POWER
PERSON WITH                                                       0
10           SHARED DISPOSITIVE POWER
0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

14           TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
            PN

CUSIP No. 84916A104                                                                                                     13D

1   NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ONCAP INVESTMENT PARTNERS II INC.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                            (A) ☐
                                                        (B) ☒
3           SEC USE ONLY

4           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
BK, OO

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO, CANADA

NUMBER OF                                             7           SOLE VOTING POWER
SHARES                                                           0
BENEFICIALLY                                        8           SHARED VOTING POWER
OWNED BY                                                     0
EACH REPORTING                                  9           SOLE DISPOSITIVE POWER
PERSON WITH                                                       0
10           SHARED DISPOSITIVE POWER
0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

14           TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
            CO

Introductory Statement

This Amendment No. 1 (this “Final Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 24, 2010 (the “Statement”) by Sage Parent Company, Inc. (“Parent”), ONCAP Investment Partners II L.P. (“ONCAP II LP”), and ONCAP Investment Partners II Inc. (“ONCAP II Inc., and, together with ONCAP II LP, “ONCAP”), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock, $0.01 par value per share (“Common Stock”), of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Final Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended and supplemented by adding the following after the last paragraph thereof:

On August 5, 2010, Parent completed its acquisition of the Issuer on the terms and conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer with the Issuer remaining as the surviving corporation wholly owned by Parent (the “Merger”). In connection with the Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by Parent, Merger Sub and the Issuer, and the Rollover Shares) was cancelled and automatically converted into the right to receive $13.55 per share in cash, without interest. The total cash merger consideration paid by Parent for all of the outstanding shares of Common Stock (other than shares owned by Parent, Merger Sub and the Issuer, and the Rollover Shares) was approximately $147.3 million, which Parent funded from equity contributions from affiliates of ONCAP and the Mezzanine Lender, as well as proceeds received by Merger Sub in connection with the Debt Financing.  As a result of the Merger, Parent and ONCAP no longer beneficially own any shares of Common Stock.

Item 4.  Purpose of the Transaction.

The last paragraph of Item 3 is hereby incorporated by reference in its entirety into this Item 4.

Item 5.  Interest in Securities of the Issuer

The last paragraph of Item 3 is hereby incorporated by reference in its entirety into this Item 5.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The last paragraph of Item 3 is hereby incorporated by reference in its entirety into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  August 13, 2010.

SAGE PARENT COMPANY, INC.

By: /s/ Terrence M. Babilla
Name: Terrence M. Babilla Title: President, Chief Operating Officer, General Counsel and Secretary

ONCAP INVESTMENT PARTNERS II L.P.

By: ONCAP INVESTMENT PARTNERS II, INC., its general partner
INC., its general partner

By: /s/ Michael Lay
Name: Michael Lay Title: Vice President

ONCAP INVESTMENT PARTNERS II, INC.
By: /s/ Michael Lay
Name: Michael Lay Title: Vice President